4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE TO PRESENT AT BIOTECH INVESTOR CONFERENCES

WINNIPEG, Manitoba – (October 3, 2005) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular drug discovery and development company today announced it will be presenting at two upcoming biotech investor conferences.

On Thursday, October 6, 2005, Albert D. Friesen PhD, Medicure’s President and CEO, will present at BioContact in Quebec City, Quebec. BioContact is a leading biopharmaceutical partnering symposium, attracting over 1200 participants and 150 biopharmaceutical companies from North America and Europe. Dr. Friesen is scheduled to present at 10:00 am Eastern in the Petite Frontenac Room of the Chateau Frontenac.

Dr. Friesen will also present at the 2005 Bio Investor Forum in San Francisco. The Bio Investor Forum provides a forum for biotechnology company executives to interact with leaders from the investment community. Dr. Friesen is scheduled to present on Wednesday, October 19, 2005 at 10:40 am Pacific in the Telegraph Hill Room of The Palace Hotel.

“These two upcoming conferences are excellent forums to share the Company’s recent progress, most notably positive results from the Phase II MATCHED study with MC-4232 and the recent FDA Fast Track designation for MC-1,“ commented Dr. Friesen. “Furthermore these venues will allow us to draw attention to our upcoming clinical milestone, the MEND-CABG Phase II/III study results, which are expected this fall.”

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced clinical development
  Three positive Phase II trials completed
  Unique products addressing major, inadequately served markets
  Second combination product, MC-4262 is entering development stage
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com